JPMORGAN TRUST I

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

December 9, 2013

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust I (the “Trust”); File Nos. 333-103022; 811-21295

Post-Effective Amendment No. 293

Dear Mr. Di Stefano:

This letter is in response to the comments you provided to me on Wednesday, November 13, 2013 with respect to the JPMorgan Hedged Equity Fund (the “Fund”). The Trust’s responses to your comments are set forth below.

Fees and Expenses of the Fund

1.	Comment: Please confirm that the Fund’s contractual fee waiver referred to in footnote 2 to the Annual Fund Operating Expenses table (the “Fee Waiver”) will remain in effect for at least one year. In addition, please, if applicable, disclose whether any recoupment is permitted under the Fee Waiver agreement.

Response: We hereby confirm that the expense limitation agreement will be in effect for at least 12 months from the effective date of the registration statement and that such date will be reflected in the prospectuses filed pursuant to Rule 485(b). The Fund also confirms that under the terms of the Fee Waiver agreement the Service Providers do not have the ability to recoup waivers and/or reimbursements made pursuant to and in accordance with such agreement.

Main Investment Strategies

2.	Comment: Please explain whether the Fund utilizes the market or notional value of derivatives when calculating the Fund’s net assets for purpose of the Fund’s 80% test.

Response: For the derivatives which the Fund currently intends to utilize, the Fund utilizes a market value when calculating the Fund’s net assets for purpose of the Fund’s 80% test. As we discussed, however, derivatives are not included in the 80% of the Fund’s assets that are monitored to determine whether the Fund meets its name test.

The Fund’s Past Performance

3.	Comment: Please include additional disclosure in response to Item 4(b)(2)(i) explaining that performance provides some indication of the risks of investing in the Fund.

Response: The following will be added in response to your comment:

When such information is included, this section will provide some indication of the risks of investing in the Fund by showing changes in the Fund’s performance history from year to year and showing how the Fund’s average annual total returns compare with those of a broad measure of market performance.

More About the Fund

4.	Comment: Please provide in the “More About the Fund” section complete disclosure of the principal strategies summarized in the summary section of the Fund’s prospectus.

Response: We believe that the Item 9 disclosure contains an appropriate level of disclosure and properly expands on information in the Risk/Return Summary. We are concerned that adding disclosure from the Risk/Return Summary would simply be repeating disclosure that is already included. As provided in the instructions to Form N-1A, “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

5.	Comment: Please provide disclosure about the notice that will be provided to shareholders if the Fund’s 80% investment policy is changed.

Response: The requested disclosure will be added.

Statement of Additional Information

6.	Comment: In the “Selling (Writing) Put and Call Options on Securities” section of Part II of the SAI, please disclose what the cover/segregation policies are for the exchange traded options that the Fund will write.

Response: There is disclosure in two places concerning the cover/segregation policies. The disclosure in the fourth paragraph of the Selling (Writing) Put and Call Options on Securities” section will be revised to read as follows:

In order to meet its asset coverage requirements, when a Fund writes an exchange traded put or call option on a security, it will be required to deposit cash or securities or a letter of credit as margin and to make mark to market payments of variation margin as the position becomes unprofitable.

In addition, the “Asset Coverage for Futures Contracts and Options Positions” section describes the regulatory asset coverage requirements that the Fund must follow under SEC requirements.

7.	Comment: In the “Asset Coverage for Futures Contracts and Options Positions” section of Part II of the SAI, possible risks related to the this asset coverage are disclosed. Please explain why this risk is not included in the prospectuses.

Response: The derivative section of the “Risk and Rewards Elements for the Fund” in the prospectus includes the following disclosure, which the Fund believes is appropriate for inclusion in the prospectuses:

Segregated or earmarked assets and collateral accounts established in connection with derivatives may limit the Fund’s investment flexibility.

In connection with your review of the Post-Effective Amendments No. 293 filed by the Trust on September 27, 2013, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (614) 901-1370.

Sincerely,

/s/ Elizabeth A. Davin
Elizabeth A. Davin
Assistant Secretary

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